Gilat Satellite Networks Ltd.
21 Yegia Kapayim St.
Petach Tikva, Israel 49130

September 27, 2012

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

Re:	Gilat Satellite Networks Ltd. Form 20-F for Fiscal Year Ended December 31, 2011, as Amended Filed on April 2, 2012 File No. 000-21218

Dear Mr. Spirgel:

In furtherance of a telephone conversation of this date between our U.S. counsel, Steven Glusband, and Kathryn Jacobson, Senior Accountant, I am able to confirm that our company, Gilat Satellite Networks Ltd., will respond on or before October 22, 2012 to the Staff’s comments contained in a letter addressed to Mr. Yaniv Reinhold, Chief Financial Officer of our company, dated September 24, 2012.

Thank you again for your cooperation.

                   Very truly yours,

                   /s/ Alon Levy
                   Alon Levy
                   General Counsel

SJG:gb

cc:   Yaniv Reinhold